THREE PEAKS CAPITAL MANAGEMENT LLC

CODE OF ETHICS

General Principles

The Firm is a fiduciary for its investment advisory and sub-advisory clients. Accordingly, this Code of Ethics applies to all of the Firm’s business activities, including its management of an investment company registered pursuant to the Investment Company Act of 1940 (a “Fund”).

Because of this fiduciary relationship, it is generally improper for the Firm or its personnel to:

•	use for their own benefit (or the benefit of anyone other than the client) information about the Firm’s trading or recommendations for client accounts; or

•	take advantage of investment opportunities that would otherwise be available for the Firm’s clients.

Also, as a matter of business policy, the Firm wants to avoid even the appearance that the Firm, its Supervised Persons1 or others receive any improper benefit from information about client trading or accounts, or from our relationships with our clients or with the brokerage community. The Firm expects all Supervised Persons to comply with the spirit of the Code, as well as the specific rules contained in the Code.

The Chief Compliance Officer shall distribute to each of the Firm’s Supervised Persons a copy of the Firm’s Code of Ethics, and shall cause each such individual to sign a statement confirming (i) receipt of the Code and (ii) that the individual has read, understands and agrees to abide by the policies and procedures included therein, at the time each Supervised Person begins employment at the Firm and annually thereafter. (See Initial and Annual Certification Form of Supervised Persons, Attachment B).

All Supervised Persons must also certify on an annual basis that each has complied with the requirements of the Code of Ethics; has disclosed or reported all personal securities transactions required to be disclosed pursuant to the requirements of the Code of Ethics; and has disclosed or reported all securities holdings required to be disclosed pursuant to the requirements of the Code of Ethics. (See Reporting Forms Attachments D, E, F and G)

You must report any violations of the Code promptly to the Chief Compliance Officer.

The Firm treats violations of this Code (including violations of the spirit of the Code) very seriously. Failing to file required reports, or making inaccurate or misleading reports or statements concerning trading activity or securities accounts is a violation of the Compliance Manual. Such conduct violates this Code, even if no clients are harmed.

If you have any doubt or uncertainty about what this Code requires or permits, you should ask the Chief Compliance Officer. Please do not guess at the answer. Ignorance or lack of understanding is no excuse for a violation.

Gifts to or from Brokers or Clients

No Supervised Person may accept or receive on his or her own behalf or on behalf of the Firm any gift from a vendor, broker, securities salesman, client or prospective client (a “business contact”) that might create a conflict of interest or interfere with the impartial discharge of such person’s responsibilities to the Firm or its clients, or place the recipient or the Firm in a difficult or embarrassing position. This prohibition applies equally to gifts to members of the Family/Household2 of Supervised Persons. However, it does not apply to gifts from persons with whom the Supervised Person has a family or other personal relationship that exists apart from his or her association with the Firm.

No Supervised Person may give on his or her own behalf or on behalf of the Firm any gift to a business contact that may be construed as an improper attempt to influence the recipient.

In any event, no gift to or from a particular business contact may be of more than de minimis value, i.e., $100.00. This applies to multiple gifts to or from the same business contact over a twelve month period. Any questions as to gift(s) should be directed to the Chief Compliance Officer.

This prohibition does not apply to ordinary and usual business entertainment hosted by the Firm, so long as such entertainment is neither so frequent nor so extensive as to raise any question of propriety. Any questions with respect to ordinary and usual business entertainment should be directed to the Chief Compliance Officer.

Outside Business Activity/ Service on the Board or as an Officer of Another Company

To avoid conflicts of interest, use of inside information and other compliance and business issues, the Firm prohibits all Supervised Persons from serving as officers or members of the board of any other entity, except with the advance written approval of the Firm. Advance written approval must be obtained from the Chief Compliance Officer. The Firm can deny approval for any reason.

Exception: The Firm permits a Supervised Person to serve as an officer or board member of any parent, subsidiary, or other affiliate of the Firm, or for any not-for-profit, charitable foundation, organization or similar entity, with the advance written notice of such Supervised Person. Advance written notice must be submitted to the Chief Compliance Officer.

All Supervised Persons must report outside business activities upon employment at the Firm, prior to engaging in any outside business activity whether or not such activity requires prior approval, and on an annual basis. (See Outside Business Activity Form, Attachment C).

Investment Company Act Fraud

No Supervised Person or person affiliated with the Firm shall, directly or indirectly in connection with the purchase or sale of any securities held or to be acquired by a Fund:3 (1) employ any device, scheme or artifice to defraud such Fund; or (2) make to such Fund any untrue statement of a material fact or omit to state to such Fund a material fact necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading; or (3) engage in any act, practice or course of business which operates or would operate as a fraud or deceit upon such Fund; or (4) engage in any manipulative practice with respect to such Fund.

Reporting Requirements

All Supervised Persons4 must submit to the Firm’s Chief Compliance Officer an Initial Holdings Report (Attachment D) and an Annual Holdings Report (Attachment F) disclosing the information set forth below about security holdings, and a Quarterly Transactions Report (Attachment E) disclosing information with respect to certain securities transactions by which the Supervised Person will acquires a direct or indirect “beneficial ownership” 5 of a “reportable security,” 6

A “reportable security” does not include:

•	Direct obligations of the U.S. Government
•	Bankers’ acceptances, bank certificates of deposit, commercial paper, high-quality short-term debt instruments (including repurchase agreements);
•
Shares of open-end investment companies that are registered under the Investment Company Act (mutual funds), provided that a mutual fund for which the Firm serves as investment adviser or sub-adviser or whose investment adviser or principal underwriter controls, is controlled by, or is under common control with the Firm are Reportable Securities. Note that this exception does not apply to closed-end funds.

•	Securities owned by an investment company registered under the Investment Company Act.7

Regardless of a Supervised Person’s securities holdings or transaction activity, each and every Supervised Person must file an Initial Holdings Report, an Annual Holdings Report and a Quarterly Transactions Report with the Chief Compliance Officer making representations that he or she has reported all reportable securities holdings and transactions as required by the Code of Ethics.

1.           Initial Holdings Reports, No later than 10 calendar days after the Supervised Person is employed with the Firm, the Supervised Person must file with the Chief Compliance Officer an Initial Holdings Report.

On the Initial Holdings Report, a Supervised Person must list all Reportable Securities (including title and type of security and, as applicable, the exchange ticker symbol or CUSIP number, interest rate and maturity date, the number of shares and principal amount) in which the Supervised Person (or members of the Supervised Person’s Family/Household) has Beneficial Ownership.

A Supervised Person must also report the names of all brokers, dealers and banks where the Supervised Person maintains an account in which any securities (not just Reportable Securities) were held for the direct or indirect benefit of you or a member of your Family/Household on the date you became an employee or other Access Person. You must also include the date upon which the report is submitted. The information contained in the report must be current as of a date no more than 45 days prior to the date you became an Access Person. A form of Initial Holdings Report is included as Attachment D.

2.           Quarterly. Transactions Reports. No later than 30 calendar days after the end of March, June, September and December each year, a Supervised Person must file with the Chief Compliance Officer a Quarterly Transactions Report.

On the Quarterly Transactions Report, a Supervised Person must list all transactions during the most recent calendar quarter in Reportable Securities (including the date of the transaction, the title and type of security and, as applicable, the exchange ticker symbol or CUSIP number, interest rate and maturity date, the number of shares and principal amount) in which you (or a member of your Family/Household) had Beneficial Ownership.

A Supervised Person must also report the nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition), the price of the security at which the transaction was effected and the name of the broker, dealer or bank with or through which the transaction was effected.

A Supervised Person need not report transactions effected pursuant to an automatic investment plan. An “automatic investment plan” means a program in which regular periodic purchases (or withdrawals) are made automatically in (or from) investment accounts in accordance with a predetermined schedule and allocation. An automatic investment plan includes a dividend reinvestment plan.

You must also include the date upon which the report is submitted. A form of Quarterly Transactions Report is included as Attachment E.

3.           Annual Holdings Reports. By January 31 of each year, a Supervised Person must file with the Chief Compliance Officer an Annual Holdings Report.

On the Annual Holdings Report, a Supervised Person must list the same information required in an Initial Holdings Report, but the information should be as of December 31 of the prior calendar year. A form of Annual Holdings Report is included as Attachment F.

Reporting through Duplicate Confirmation Statements. In lieu of listing/transcribing the securities information described above on the Initial Holdings Report, the Quarterly Transactions Report and the Annual Holdings Report, a Supervised Person may provide to the Firm brokerage statements of the securities holdings and transactions required to be reported hereunder, to the extent that such statements provide the requisite information.

By signing the Initial and Annual Certification of Supervised Persons (See Attachment B), you will have authorized the Firm to receive duplicate copies of all transaction confirmation statements and all account statements with respect to any securities account you maintain with any broker, dealer, investment manager or bank.

Note, however, that all Supervised Persons must sign and submit the Initial Holdings Report, the Quarterly Transactions Report and the Annual Holdings Report.

The Chief Compliance Officer is responsible for reviewing all holdings and transactions reports submitted pursuant to this Code. The Chief Financial Officer is responsible for reviewing the Chief Compliance Officer’s holdings and transactions reports submitted pursuant to this Code.

Transaction Restrictions

1.           Preclearance. Supervised Persons and members of a Supervised Person’s Family/Household are prohibited from engaging in any transaction in a Reportable Security for any account in which you or a member of your Family/Household has any Beneficial Ownership, unless you obtain, in advance of the transaction, written preclearance for that transaction from the Chief Compliance Officer or another individual designated by the Chief Compliance Officer. Any requests from the Chief Compliance Officer for preclearance must be reviewed and approved by the Chief Financial Officer.

It is the general policy of the Firm to prohibit trading activity in Reportable Securities by all Supervised Persons of the Firm except in unusual or compelling circumstances. Notwithstanding this general policy, the Firm may permit trading activity in the Aquila Three Peaks High Income Fund by Supervised Persons of the Firm. Therefore, Supervised Persons should expect that preclearance for their proposed personal securities transactions will ordinarily be denied. The Chief Compliance Officer may deny or revoke preclearance for any reason. In no event will preclearance be granted for any Reportable Security if the Firm has a buy or sell order pending for that same security or a closely related security (such as an option relating to that security, or a related convertible or exchangeable security). Furthermore, in no event will preclearance be granted for any Reportable Security if the purchase or sale of such security is inconsistent with the purposes of this Code of Ethics, the Investment Company Act of 1940 or the Investment Advisers Act of 1940. If approved, preclearance is valid only for the day on which it is granted and the following one (1) business day. (See Attachment G)

NOTE: The preclearance requirements do not apply to categories of securities excluded from the “reportable security” definition noted above.

2.           Initial Public Offerings and Private Placements.

Prohibition on IPOs. Neither a Supervised Person nor any member of a Supervised Person’s Family/Household may acquire any Beneficial Ownership in any security (whether a Reportable Security or not) in an initial public offering.

Preclearance for Private Placements.8 Neither a Supervised Person nor any member of a Supervised Person’s Family/Household may acquire Beneficial Ownership in any security (whether a Reportable Security or not) in a private placement, except with the specific, advance written approval of the Chief Compliance Officer, which the Chief Compliance Officer may deny for any reason. (See Attachment G)

If you have any question as to whether a possible investment is an initial public offering or a private placement, please consult with the Chief Compliance Officer.

3.           Prohibition on Short-Term Trading. Neither a Supervised Person nor any member of a Supervised Person’s Family/Household may purchase and sell, or sell and purchase, a Reportable Security (or any closely related security, such as an option or a related convertible or exchangeable security) within any period of 45 calendar days. If any such transaction occurs, the Firm will require any profits from the transaction to be disgorged for donation by the Firm to charity.

4.           15-Day Blackout Period

No Supervised Person (including any member of the Family/Household of such Supervised Person) may purchase or sell any Reportable Security within the seven (7) calendar days immediately before or after a calendar day on which any client account managed by the Firm purchases or sells that Reportable Security (or any closely related security, such as an option or a related convertible or exchangeable security), unless the Access Person had no actual knowledge that the Reportable Security (or any closely related security) was being considered for purchase or sale for any client account. If any such transaction occurs, the Firm will normally require any profits from the transaction to be disgorged for donation by the Firm to charity. Note that the total blackout period is 15 calendar days (the day of the client trade, plus seven calendar days before and seven calendar days after).

NOTE:  The 15-Day Blackout Period does not apply to categories of securities excluded from the “reportable security” definition noted above.

NOTE:  Portfolio Managers and Research Analysts: It sometimes happens that a Supervised Person who is responsible for making investment recommendations or final investment decisions for client accounts (i.e., a portfolio manager or research analyst) determines—within the seven calendar days after the day he or she (or a member of his or her Family/Household) has purchased or sold for his or her own account a Reportable Security that was not, to the Supervised Person’s knowledge, then under consideration for purchase by any client account—that it would be desirable for client accounts as to which the Supervised Person is responsible for making investment decisions to purchase or sell the same Reportable Security (or a closely related security). In this situation, the Supervised Person MUST put the clients’ interests first and promptly make the investment recommendation or decision in the clients’ interest, rather than delaying the recommendation or decision for clients until after the seventh day following the day of the transaction for the Supervised Person’s (or Family/Household member’s) own account to avoid conflict with the blackout provisions of this Code.

5.           Prohibition on Participation in Investment Clubs

Neither a Supervised Person nor any member of a Supervised Person’s Family/Household may participate in or make investments with or through any investment club or similar association or entity except with the specific, advance written approval of the Chief Compliance Officer, which the Chief Compliance Officer may deny for any reason. If you have any doubt or uncertainty as to whether a particular association or entity is an Investment Club, you should ask the Chief Compliance Officer before you or any member of your Family/Household becomes in any way involved with the association or entity. Don’t just guess at the answer.

Recordkeeping

The Chief Compliance Officer shall conduct such inspections or investigations as shall reasonably be required to detect and report any apparent violations of this Code of Ethics and maintain or cause to be maintained in an easily accessible place, the following records for at least five years:

•	a copy of any Code of Ethics adopted which has been in effect during the past five (5) years;
•	a record of any violation of any such Code of Ethics and of any action taken as a result of such violation;
•	a copy of each report made by the Chief Compliance Officer during the past five (5) years;
•	a list of all persons who are, or within the past five (5) years have been, required to make reports pursuant to this Code of Ethics with an appropriate description of their title or employment;
•	a copy of each report made by a Supervised Person as required by the Reporting Requirements above, including any information provide with respect thereto, during the past five (5) years; and
•	a copy of any Preclearance Request and the reasons supporting the decision to grant of deny the request.

Distribution of Code of Ethics to a Fund

Before being retained by a Fund, the Firm shall provide to such Fund’s Board of Directors (1) a copy of the Firm’s Code of Ethics and (2) a certification that the Firm has adopted procedures reasonably necessary to prevent Supervised Persons from violation the Firm’s Code of Ethics. The Firm shall also provide to such Fund’s Board of Directors a copy of any material change to the Firm’s Code of Ethics no later than six months after adoption of the material change.

Thereafter, the Firm shall furnish to a Fund’s Board of Directors on an annual basis a written report (1) that describes any issues arising under the Code of Ethics since the last report to the Fund’s Board of Directors, including information about material violations of the Code of Ethics and sanctions imposed in response to those violations and (2) certifies that the Firm has adopted procedures reasonably necessary to prevent Supervised Persons from violating the Code of Ethics.

1 A “supervised person” under Section 203(a)(25) of the Investment Advisers Act of 1940 means an adviser’s partners, officers, directors (or other persons occupying a similar status or performing similar functions) and employees, as well as any other persons who provide advice on behalf of the adviser and are subject to the adviser’s supervision and control.

2 Family/Household members include. (1) the Supervised Person’s spouse or domestic partner (unless the spouse or domestic partner does not live in the same household as the Supervised Person and the Supervised Person does not contribute in any way to their support); (2) the Supervised Person’s children under the age of 18; (3) the Supervised Person’s children who are 18 or older (unless they do not live in the same household as the Supervised Person and the Supervised Person does not contribute in any way to their support); and (4) any of the following who live in the Supervised Person’s household - stepchildren, grandchildren, parents, stepparents, grandparents, brothers, sisters, parents-in-law, sons-in-law, daughters-in-law, brothers-in-law and sisters-in-law, including adoptive relationships.

3 A “security held or to be acquired by a Fund” means any security which, within the most recent 15 days is or has been held by the Fund or is being or has been considered by the Fund or the Firm for purchase by the Fund, and any option to purchase or sell, and any security convertible into or exchangeable for such security.

4 Certain duties described in the Firm’s Code of Ethics apply to Supervised Persons who are “Access Persons.” An “Access Person” is any Supervised Person who in connection with is or her regular functions or duties, makes, participates in, obtains or has access to non-public information regarding any client’s purchase or sale of securities or non-public information regarding the portfolio holdings of any client or who is involved in making securities recommendations to or investment decision for clients before those recommendations are disseminated or decisions are acted upon. See Rule 204A-1 of the Investment Advisers Act of 1940 and Rule 17j-1 of the Investment Company Act of 1940. Although all of the Firm’s employees may not be “access persons,” the Firm voluntarily broadens the definition to include all Supervised Persons of the Firm and imposes the duties described in the Firm’s Code of Ethics upon all Supervised Persons.

5 A person is generally deemed to have “beneficial ownership” of securities if: (1) the person, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares (a) voting power, which includes the power to vote, or to direct the voting of, the securities and/or (b) investment power, which includes the power to dispose of, or to direct the disposition of, the securities; and (2) the person, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares a direct or indirect pecuniary interest in the securities. A person is deemed to have voting and/or investment power with respect to securities if the person has the right to acquire beneficial ownership of the security within 60 days, including any right to acquire the security; through the exercise of any option, warrant or right; through the conversion of a security; pursuant to the power to revoke a trust, discretionary account or similar arrangement; or pursuant to the automatic termination of a trust, discretionary account or similar arrangement. Ask the Chief Compliance Officer if you have any questions or doubts at all about whether you or a member of your Family/Household would be considered to have Beneficial Ownership in any particular situation.

6 For purposes of the Code, the term “reportable security” shall have the meaning set forth in Section 202(a)(18) of the Investment Advisers Act and Section 2(a)(36) of the Investment Company Act which is extremely broad. All transactions in financial instruments or other similar types of transactions must be reported unless specifically excluded or unless the Chief Compliance Officer advises the Supervised Person that an instrument does not constitute a security.

7 Accordingly, the securities owned by open-end and closed-end funds are not reportable securities even though a Supervised Person’s investment in such fund may be a Reportable Security.

8 “Private Placement” means an offering of securities by an issuer that is exempt from the registration requirements under the Securities Act of 1933 pursuant to Section 4(2) or Section 4(6) or pursuant to Regulation D (Rules 504, 505 or 506) thereunder.